Rory.O’Halloran@shearman.com 212.848.4550	May 25, 2017

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Bear Newco, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 9, 2017
File No. 333-216991

Ladies and Gentlemen:

On behalf of Bear Newco, Inc. (“New Baker Hughes”), we submit this letter in response to the comments contained in the letter (“Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 22, 2017, related to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-216991), filed on May 9, 2017 (the “Form S-4”). New Baker Hughes has revised the Form S-4 in response to the Comment Letter and has concurrently filed today Amendment No. 2 to the Form S-4 (“Amendment No. 2”) that reflects these revisions and generally updates the information contained therein.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |   MILAN  |  NEW YORK   PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |   SHANGHAI   |   SINGAPORE   |   TOKYO   |   TORONTO   |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

May 25, 2017

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. New Baker Hughes’ response to each comment immediately follows the applicable comment. References in the responses to page numbers are to pages of Amendment No. 2.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 2 marked to show the revisions New Baker Hughes has made to the Form S-4, including revisions made in response to the Staff’s comments.

Form S-4

Strategic Rationale; Stockholder Value, page 83

1.	Expand the sixth bullet point on page 84 to clarify what is meant by “the economic equivalent of tax consolidation” and “the agreed economics.”

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “The Transactions – Recommendation of the Board of Directors and its Reasons for the Transactions” on page 84.

Certain Updates and Supplemental Information, page 97

2.	Identify the “selected comparable companies” cited in the seventh paragraph.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Certain Financial Forecasts of Baker Hughes – Certain Updates and Supplemental Information” on page 97.

Tax Matters Agreement, page 160

3.	We note your response to prior comment 20, and revisions disclosing that GE does not expect to exercise its exchange right even if it decides to dispose of its interest in New Baker Hughes. Please expand your disclosure to address the following points.

•	Since you indicate in your response that you assessed the likelihood of an exchange of Paired Interests to be remote, please clarify whether this is based on advisement from GE, and representative of its position.

May 25, 2017

•	If there is a reasonable possibility that circumstances under which such an exchange would occur could arise, describe these circumstances, including any variations, and clarify any limitations on your assessment of remote.

•	Indicate the extent to which GE expects to incur taxes “arising from certain of the Transactions” for which it will be entitled to 100% of the tax benefits under the Tax Matters Agreement, as referenced on page 160.

In response to the Staff’s comment, we have revised the relevant disclosure under the section entitled “Certain Agreements Related to the Transactions – Tax Matters Agreement” on pages 160-161.

For the Staff’s information, our assessment that the likelihood of an exchange of Paired Interests by GE is remote is based on advisement from GE and we understand it to be representative of their position with respect to potential exchanges of Paired Interests. We understand that GE would expect to derive substantial U.S. federal income tax savings in connection with a tax-free spin-off or split-off of Paired Interests (by comparison to an exchange of Paired Interests). Assuming current U.S. federal income tax rates, GE estimates a U.S. federal income tax liability of several billion dollars in connection with an exchange of all of its Paired Interests for shares of Class A Common Stock, which liability would not be payable in connection with a tax-free spin-off or split-off transaction.

In addition, for the Staff’s information, we do not believe there are limitations on our ability to make an assessment of the likelihood of an exchange event occurring. For the avoidance of doubt, in concluding that the likelihood of an exchange was remote, we considered circumstances that could lead to a situation in which GE would prefer to exercise its rights to exchange into shares of Class A Common Stock and concluded that each of these circumstances was highly unlikely to occur. Among other circumstances, the following were considered:

•	a change of U.S. tax law eliminating or significantly reducing the benefit of a tax-free spin-off transaction relative to an exchange; and

•	a substantial decrease in value of Paired Interests, such that GE would no longer derive an after-tax savings in connection with a tax-free spin-off or split-off transaction.

In response to our May 23, 2017 discussion with the Staff, we are also providing to the Staff the following information in relation to the potential liability of New Baker Hughes under the Tax Matters Agreement (“TMA”) in connection with an exchange of Paired Interests. As

May 25, 2017

indicated in our revised disclosure, GE believes that an exit via an exchange of Paired Interest for shares of New Baker Hughes Class A Common Stock is remote due to the adverse economic consequences to GE of an exchange transaction. An exchange transaction would be treated as a taxable transaction to GE and based on current assumptions (including that the Paired Interests would have a value at the time of the exchange that is consistent with current estimated valuation ranges), GE estimates that it would pay between $5.5 billion and $7.5 billion in taxes upon an exchange. The taxes paid by GE would be partially offset by the amount of any TMA liability payment owed to GE by New Baker Hughes pursuant to the TMA. The amount of any TMA liability of New Baker Hughes corresponding to any taxes paid by GE, based on current assumptions, is significantly less than the amount of tax paid by GE due to the fact that a significant portion of the estimated value of New Baker Hughes’ assets relates to its foreign entities, for which any resulting step-up in tax basis would not be amortizable. Accordingly, we estimate the total value of the tax basis step-up with respect to which New Baker Hughes would be expected to be obligated to make a TMA payment upon a GE exchange would be approximately 20-30% of the GE tax liability described above, or $1.4 billion to $1.9 billion. At 50%, the corresponding estimated TMA liability of New Baker Hughes would be $0.7 billion to $0.9 billion.

Financial Statements

4.	Please identify the GE Oil and Gas Business in the headings of the annual and interim historical financial statements and notes, as appropriate.

In response to the Staff’s comment, we have revised the relevant disclosure under the sections entitled “GE Oil & Gas Financial Statements” on pages FS-1 – FS-7 and FS-28 – FS-33.

****

Please do not hesitate to contact the undersigned at (212) 848-4550 with any questions or comments you may have.

May 25, 2017

Yours faithfully,

/s/ Rory O’Halloran

Rory O’Halloran

Enclosure (by courier only)

cc:	Kevin Dougherty – Securities and Exchange Commission
Martin S. Craighead – Bear Newco, Inc.
James M. Waterbury – General Electric Company
William D. Marsh – Baker Hughes Incorporated
John A. Marzulli, Jr. – Shearman & Sterling LLP
Waajid Siddiqui – Shearman & Sterling LLP
Richard J. Sandler – Davis Polk & Wardwell LLP
George R. Bason, Jr. – Davis Polk & Wardwell LLP
Michael Davis – Davis Polk & Wardwell LLP